Exhibit (a)(1)(J)(i)

Autodesk Employee Meeting

Tuesday, June 5, 2007

11:00 a.m.

Location

Marin Veterans Memorial Auditorium—Showcase Theater

3501 Civic Center Dr.

San Rafael, California

Corporate Speakers

•	Mark Abrahams (Autodesk – Vice President, Corporate Treasury)

•	Gary Kaplan (Howard Rice Nemerovski Canady Falk & Rabkin – Director, Business Department)

•	Alison Wright (Howard Rice Nemerovski Canady Falk & Rabkin – Special Counsel, Business Department)

•	Lisa Turbis (Autodesk – Corporate Counsel, Legal Department)

Participants

•	Larry Peck

PRESENTATION

Mark Abrahams: Morning. Good afternoon as the case may be for those listening. My name is [Mark Abrahams]. I’m the Vice President, Corporate Treasury here at Autodesk. As you know, the company has just completed a voluntary internal review of our option granting practices. We filed our financial statements yesterday. So all of that is public information. You can also find it on emphasis at the special Zelda site.

What the review concluded was that certain of our options were issued at a discount. We will spend a fair amount of time talking about that. Gary and Alison from Howard Rice will talk to that more specifically. But at a high level, it basically means that the strike price was slightly lower than what it should’ve been granted at.

With discounted options comes certain tax consequences. And the company has spent a lot of time looking, making sure that we fix the problems. So what I’m going to do at a higher level is talk to you about the various tax problems. The purpose of—there’s basically four tax problems. The purpose of your attendance is primarily on the loss item. But some of you may be affected by the first three options. And so I thought it would be good just to cover that at a high level.

So the first item, discounted stock options exercised in 2006, discounted exercised incentive stock options, sometimes referred to as ISOs, those are options that have special tax rules. And not everybody has specifically got ISOs. There’s discounted unexercised incentive stock options, again, same would apply here. And finally, discounted unexercised stock options that vested after 2004. So the purpose of today’s presentation, the primary purpose is the latter one over here. But walking through at a high level then on each item.

So with respect to discounted stock options that are exercised or were exercised in 2006, the company is participating in a federal IRS and California program that basically will pay any tax consequences or issues arising from this on your behalf. We are not aware—we do not believe that there are any other states that have these rules or programs. And so there should be no consequence there. So in terms of discounted options exercised in 2006, there’s no action, nothing that you need to do. Autodesk will basically take care of that tax consequence for you.

The next item being discounted exercised ISOs, again, a few of you have those. Similarly, we’ve reached agreement with the IRS on that. And again, there’s no action that you need to take. We’ve taken care of any tax consequences related to that. We have then the second piece of ISOs, and that’s unexercised ISOs for that small group of folks. You will have received some communication. And it’ll tell you basically what to do.

So finally, then, if you have any questions from the IRS or any state tax authorities, we would encourage to, as I’m sure you would, call the Tax Department. And we will deal with that as it comes up.

So just the final point, being the discounted unexercised options, which are vested or unvested as of 12/31/2004, this is the purpose of why we’re all here. It’s referred to as a tender offer. But basically, in layman’s terms, it is a repricing. So we’re going to take the option and put it at fair market value, which we often refer to as tender. And Gary and Alison will talk to this specifically.

So in summary, I guess, what I can say then is taking care of any 2006 exercises on your behalf. There’s nothing for you guys to do. We’ve taken care of exercised ISOs, no issue. On unexercised ISOs, there’s some specific communication. So we believe we’ve taken care of that. And then today’s presentation will in effect eliminate the final tax issue. But the difference between this one and the other three is that you need to take action. And that’s what Alison and Gary will talk to. You have to do it. We can’t do it on your behalf.

So before I pass you over, you may be wondering whether or not Autodesk was obliged or obligated to reimburse employees. And the answer is no. However, I can assure you that every one of senior leadership position has made a specific effort to make sure that employees were not out of pocket or basically that they were no worse off than had this not happened. And so I think it is important to recognize that. And I think this shows that to the fullest extent.

So with that, I’m going to pass you on to Gary Kaplan and Alison Wright of Howard Rice.

Gary Kaplan: Thank you, Mark. Good morning. As Mark mentioned, Autodesk recently discovered that there’s an issue with certain of your stock options. And the company wants to work with you to fix that problem. Here are the topics that we’ll cover in today’s presentation. After the introduction, we’ll summarize the issue. And we’ll summarize Autodesk’s proposed solution.

As, unfortunately, this is somewhat technical, and we will invariably use terms with which you may not be familiar, please feel free to refer to the glossary that you picked up hopefully on the way in. We’ll also tell you exactly what you need to do to take advantage of the proposed solution. And finally, our presentation will be relatively short. And we’ll open the session to your questions and also tell you other ways to ask us questions if your particular question is not asked or answered today.

We’re here to provide general and tax information related to the repricing or amendment of your options, which we refer to as the tender offer. We’re a San Francisco-based law firm with expertise in stock options and tax law. We’ve been engaged to independently examine the tax issues and Autodesk’s proposed solution and to report our conclusions to you at this presentation.

Autodesk cannot provide this information to you itself. It’s a violation of company policy regarding the provision of tax advice. And it’s also a violation of the tender offer rules. This tender offer, by the way, is open to U.S. and Canadian employees. But because of differences in the country’s tax laws, the terms of the tender offer applicable to U.S. and Canadian employees are different.

Alison Wright: Let’s begin by discussing the issue and why we’re all here today. Some of your stock options were granted as a discount. And that’s why you were specifically invited to attend these meetings. When we say an option is granted at a discount, what we mean is that the exercise price of the option, the price you pay for the stock, is less than the fair market value of the stock on the date of grant. That’s the technical description of a discounted stock option.

An example, assume the fair market value was $9 on the date of grant, and the exercise price of the option is $8. The $1 difference is the discount. This is just an example. But it’s going to get us started to discuss more complex issues.

So why are discounted stock options a problem? They’re a problem primarily because of a new tax law that was effective January 1, 2005. And this new tax law imposes a penalty tax on the employee who holds the discounted option. A penalty tax is imposed each year that the option is vested so that the employee is taxed based on the difference between the fair market value of Autodesk stock and the exercise price of the option each year until the option is exercised.

The penalty is primarily an IRS or federal tax penalty. But California has adopted a similar rule and will apply a similar tax penalty. Fortunately for those listening on the phone and over the web, California is the only state that’s adopted that rule. So only employees living and working in California are faced with the federal and state tax penalties.

So we start with a chart here that’s going to show you the difference between the taxation of options that you’re familiar with and the taxation of discounted stock options. So when I start with the options slides, you’ll see that this is the tax scheme that you’re used to. When you’ve exercised your Autodesk options in the past, your option has been subject to federal income and employment taxes. And in fact, income and employment taxes are withheld at the time of exercise.

So at the time of exercise, the option is subject to federal income and employment taxes. For purposes of this slide, I’m assuming the highest possible tax rates. So the option might be taxed at up to 40% for federal income and employment taxes. If you live in a state with state income tax, there might be an additional up to 9% paid in state income tax. But at the end of the day, when the employee realizes gain on the exercise of the option, the employee’s walking away with at least 51% of that gain. And this is the tax scheme that you’re used to. This is how your options have been taxed in the past when you’ve gone to exercise.

Under the new tax rule, discounted options are taxed differently, primarily because they’re subject to the penalty tax. So the discounted option is still subject to the federal income and employment taxes. It’s still subject to state income tax for those employees who are working in states with state income tax.

But the discounted option is now subject to a 20% federal penalty tax, and if you’re living and working in California a 20% California penalty tax, which means at the end of the day, when the employee goes home after exercise, he’s taking home about 11% of the gain. And then you can see the disadvantage of the discounted stock option.

So the discounted stock options that are subject of today’s presentation—this is important because not all of your options are discounted options. And in fact, not all of your discounted stock options are the subject to today’s conversation. So we’re talking today only about unexercised discounted stock options. We’re talking about discounted stock options that vested on or after January 1, 2005.

We’re talking about discounted options that you hold now that are currently unvested and will be vesting in the future. And we’re talking again only about discounted stock options, so options that were granted with an exercise price less than the fair market value on the date of grant. And to the extent you have discounted stock options, all of those discounted stock options have been identified for you by Autodesk.

When you logon to the tender offer website, there’s a special addendum that’s been prepared for each employee. And you’ll have access to that addendum. And you’ll see where Autodesk has identified those options. And we’ll have more on that in a little bit.

So I just want to reemphasize again that there’s some options that you hold that are completely not affected by our topic today. Let’s assume that you received a stock option for 3,000 shares on March 3rd, 2003, and one-third of those shares vested in 2004. These shares, if they were granted at a discount, were vested before January 1, 2005. This portion of the option is not subject to the tender offer and is not subject to the penalty tax. This portion of the option will stay exactly the way it is now. The exercise price will stay the same. The vesting will stay the same. And all of the other terms and conditions of that portion of the option will remain the same.

To the extend that additional vesting occurred after January 1, 2005, say 1,000 shares vested in 2005 and the last tranche vested in 2006, it’s this portion of the option that’s subject to the tender offer. And if granted at a discount, it would be subject to the penalty tax. But even if it vested in 2005 or later and the options were discounted and they’re subject to the tender offer, the only change to the option is the change in the exercise price. None of the other terms and conditions of the option will change. So the vesting schedule will stay the same, for example.

Gary Kaplan: Alison spoke of the issue. And let me speak a little bit to Autodesk’s proposed solution to this tax problem. As the problem is the discounted stock options, the solution is simply to amend the options so that they are no longer discounted. Through the tender offer, the discounted options will be amended to increase the exercise price.

First, you must be an employee of Autodesk on the last day of the tender offer, which is June 29th, in order to participate in the tender offer. And as I’ll go into in later slides, if you do participate, you must amend all of your discounted stock options. Now the amendment means that you’re going to increase your exercise price.

And so to compensate you for the increase in the exercise price, Autodesk will make a cash payment to you in an amount equal to the lost discount. And we’ll examine the cash payment in our next slide. And importantly, as Alison said, all of the other terms and conditions of your options will stay the same, most importantly including the vesting schedule. So even though the exercise price will be increased, your original vesting schedule will remain the same.

As to the cash payment, this payment will be made to all of your amended stock options, whether they’re vested or unvested and regardless of when or whether the options actually vest or are exercised in the future. To the cash payment, interest will be added from the date of the amendment, let’s say June 29th, until the date the payment is made.

The payment will be made on the first payroll date in 2008. And that’s actually because the IRS will not let Autodesk make that payment during 2007 to you. The payment will be made to you whether or not you are an Autodesk employee on the payment date. And of course, the cash payment will be subject to regular taxation.

Let’s take a look at an example. Here, we see the exercise price. The old exercise price when you originally had the option granted was $8. And now, the idea is that the exercise price of part of this program will be increased from $8 to $9. So because there’s going to be an increase in your exercise price by $1 per share, to compensate you, Autodesk is going to provide you with a cash payment of $1 per share times, of course, the amount of the affected options.

So in this example, 1,000 options, so the payment would be $1,000. But also, there will be interest added at Autodesk’s normal rate. So assuming a 5% interest rate for six months, there’ll be another $25 added to the payment. So you would receive in January 2008 in this example $1,025.

And I mean, just to keep perspective here, that cash payment, while it’s certainly not insignificant is relatively modest compared to the value of your options. I mean, if you exercise an option when Autodesk shares are trading at $45, obviously, the big difference is between the $45 and the $9 strike price. The $1 cash reimbursement to get you from the $8 to $9 makes up for the lost discount. But in terms of relative value, it’s the stock option piece that’s still the most significant.

Alison Wright: So what does it mean to participate in the tender offer? If you elect to participate in the tender offer, that means that you accept the terms of the tender offer, which simply means that you say to Autodesk, yes, I want my stock option to be amended. And I want the exercise price to be increased. If you accept the tender offer and elect to participate, you will be taxed on your options as you have always been taxed on your options. Yes, the exercise price will have increased slightly. But when it comes time to exercise, your option will be taxed as it normally would.

In addition, you’ll avoid the 20% federal, and if you’re living and working in California, the 20% California penalty tax. So by accepting the tender offer, you can completely avoid the penalty tax that I talked about earlier. And then finally, if you elect to participate in the tender offer, you also will receive the cash payment that Gary’s described.

If you elect not to participate in the tender offer, if you do nothing, that means that you’ve rejected the tender offer. Or if you log on to the tender offer website and affirmatively reject the tender offer, your vested discounted stock options will be taxed each year. Each year, you’ll be required to pay tax equal to the difference between the fair market value of

Autodesk stock and your exercise price. You pay this tax regardless of whether or not you’ve exercised the option. And that tax is paid each year until the option is in fact exercised, at which time you pay an additional tax to make up for any tax that you haven’t already paid.

So if you elect not to participate in the tender offer, you’re taxed annually on your option. You’re taxed again at exercise. And of course, your option is subject to the 20% federal tax and possibly the 20% California tax. If you elect not to participate in this tender offer, Autodesk will not reimburse you for any of the taxes that you pay with respect to your discounted stock options. And then finally, you would not receive the cash payment.

Gary Kaplan: Again, let’s go back and review an earlier slide. This is the heart of our presentation. I mean, this slide really points out the tax difference between participating in the tender offer and doing nothing, which is rejecting it. Let’s assume we have $100 gain. So we’ve exercised Autodesk options. We’ve gotten $180. It was four shares. But we have to pay $80. So our gain on the day that we exercise and we’ve sold our shares is $100, let’s say.

Well, again, if we accept the tender offer, you’ll pay tax as you’ve come to know it on your options. Assuming, once again, the maximum federal and state rates, there could be as much as 49% tax. That’s not the amount that Autodesk withholds. But that’s the actual maximum tax rates. Of course, if you’re in Michigan or New Hampshire, you’ll pay a lower state tax rate. In some states, you’ll pay no tax at all. And of course, your maximum rate may be only 30% federal and no state tax, in which case your gain take home would be $70. But at the maximum rates, we’re assuming that you walk away with $51 under the normal scenario.

If we do not accept the tender offer, then we’d still be subject to the same federal and state tax. But the differential, once again, is this burdensome penalty tax. And this penalty tax isn’t just 20% of the discount. So let’s say the discount is $1, the difference between the $8 exercise price and the $9 price it should have been. That’s not what the 20% is on. The 20% is on—once you’re discounted by even one penny, the 20% is on the difference between the value of the Autodesk shares, say $45, and the exercise price, which we’re assuming is $8. So the 20% is on the entire amount of the gain.

And once again, if you live in California, then you’re subject to the same penalty here in California. And quite obviously, we see that 40% of the potential gain is taken away. And so by not accepting the tender offer, under the new tax rules, you could lose $40 out of every $100 if you’re in the state.

Let’s take a closer look at the tender offer itself. Now tender offer, again, is legal jargon. It sounds complicated. But it’s merely the manner in which Autodesk will amend your discounted stock options, simply by repricing them. Autodesk cannot unilaterally amend your discounted options. You must make the choice to participate in this program. And you have to be an employee of Autodesk on the last day of the tender offer in order to participate.

The advantages of accepting the tender offer—well, first and foremost, you won’t pay the $40 of IRS and California penalties shown on the earlier slide. Or if you’re outside California, you won’t pay the $20 federal penalty. And you’ll be made whole importantly because you’ll receive a cash payment on the first payroll date in January 2008 equal to the lost discount. Again, this payment’s made with respect to all of your vested and unvested options, even if those unvested options don’t vest in the future. And the payment’s made regardless of employment status in January 2008. And the payment will be subject to interest.

Well, we wanted to talk to you about the possible disadvantages of accepting the proposed solution. And frankly, we have to wrack our brains to think of potential disadvantages when weighed up against these substantial penalty taxes. But here’s what we came up with. The tender offer as we’re saying is only available for unexercised options. And the options are only amended, repriced at the end of the tender offer period, which is June 29th. And that June 29th date could be extended, even though we don’t expect it to be. And thus, you can’t exercise your options that are the subject of this program until they are amended. So effectively, if you accept the program, you’re effectively locking up your options until at least June 29th, which is the date we expect, even though that date could be extended if the SEC requires that of Autodesk.

The cash payment, as another disadvantage, will not be available until January 2008. Of course, that’s mitigated by the fact that interest will be paid on that amount. And while not a disadvantage, the cash payment may be very small.

Alison Wright: So what do we need to do in order to participate in the tender offer? First, you’ll need to log onto the tender offer website. When you log on using your usual Autodesk login information, you’ll first view the welcome page. From there, you can move to the addendum. And the addendum is the page that I mentioned earlier. That’s the page that specifically says for each individual employee which options are discounted stock options and which options are subject to the tender offer. The addendum page also will show you the amount of the cash payment owed to you as a result in the change in the exercise price of your option.

On the website, you can also review additional information about the tender offer. And on the website, you can elect to accept the terms of the tender offer. You can elect to amend your option. If you do not affirmatively elect to participate and accept the tender offer, then you will have rejected the offer. This is something where you actually—if you do nothing, you will have rejected the tender offer. So we really need everyone to go in who wants to accept the offer and affirmatively do that.

So on the website, you can accept the offer to amend your discounted stock options. You can review the legal terms and conditions of the tender offer. But there’s also a list of frequently asked questions and answers in the tender offer documents, which will be extremely useful to you. Also on the website, you can email Gary and myself with any tax questions that don’t get asked today. So if you have general tax questions about discounted stock options, please feel free to email us through the website. And we’ll respond to those questions. You can also through the website email the Autodesk Stock Option Department with regard to specific stock option questions.

Now we have a few screenshots here. I’m not sure you’ll be able to read them. But I wanted to point out first that this is the welcome page. It says tender offer welcome at the top. And then the next screen shot is the addendum. This is what each individual person’s addendum will look like. So your name will actually show up sort of in this area. You’ll see the options that are affected. And then down here, you’ll see the cash payment that you would be eligible to receive.

And then we also have a screenshot of the page where you actually affirmatively elect to accept the tender offer and amend your option. So if you wish to participate in the tender offer and amend your discounted stock option and avoid all of the penalty tax, you mush accept the tender offer no later than 9:00 p.m. Pacific time on June 29th, 2007. That’s the date that’s imposed on Autodesk as part of the tender offer rules by the Securities Exchange Commission. That’s basically 20 business days from the time the tender offer was filed. And that’s a very hard and fast deadline. There’s a remote possibility of an extension of that deadline. But if the tender offer closes and you haven’t elected to accept the tender offer, then it’s really too late. So we would encourage you to keep that date in mind.

Again, you must take an affirmative action to go in, log onto the website, and accept the tender offer. This isn’t something that Autodesk can do for you. So you’ll have to take the affirmative step here. And also, you have to be an employee of Autodesk on the last day of the tender offer in order to be eligible to participate in the program. So if you elect to amend your options and then terminate your employment with Autodesk before the end of the tender offer period, your election would not be valid, and your options would not be amended.

The last day of the tender offer is June 29th, 2007. And the cutoff is 9:00 p.m. that night.

Gary Kaplan: Your eTrade account also identifies the options that are eligible for the tender offer. Those options are identified with the code S. And we’ll see this more clearly on the next slide. And so if you want to participate, do not exercise any of the stock options with the code S until after the tender offer closes on June 29th because, again, exercised options are not eligible for the program. If you exercise even one option marked with code S, then none of your discounted stock options will be eligible. The participation for your code S stock options is basically all or nothing.

So here you see the eligible option, eligible meaning a discounted option which is eligible to participate in this program, marked by code S on line one. It’s that option that you shouldn’t exercise if you plan to participate until the close of the program. All of your other options, though, can be exercised. So look at the options on lines two and three. Those are not subject to the program. They’re not discounted. You can exercise those. And you will be subject to the normal tax implications of options. To emphasize, you have to affirmatively accept the solution proposed by Autodesk. If you do nothing, you will have rejected the offer and be subject to the penalty taxes.

Okay. We’ll now open the meeting to questions. And we’ll stay after the meeting if you have further questions. And as Alison pointed out, you can also email questions to us through the Zelda website. If you still have questions because of your own personal circumstances, or everybody has their own obscure tax circumstances, that we can’t address in a general presentation, we recommend that you discuss that situation with your own financial tax or legal advisor.

Okay. That’s the close of the formal part of our presentation. But as we’re lawyers, we have two pages of fine print, which I won’t read to you. But if you’d like me to hit the highlights, I could. There’s our firm name in all of its glory. And then, you’ve gotten the glossary, hopefully, or can pick one up on the way out if you’re interested in the terminology. And that’s the end of our program.

QUESTION AND ANSWER SESSION

Gary Kaplan: Questions.

Lisa Turbis: So just before we start the questions, my name is Lisa Turbis. I’m Corporate Counsel in the Legal Department at Autodesk. And I wanted to let the phone operator know that they should start a queue of questions for us so that we can address those questions at the end. But we’ll start with questions in the auditorium itself. And they will be handing around a microphone for this question.

Unidentified Audience Member: Is this on?

Gary Kaplan: Yes.

Unidentified Audience Member: Okay. I have two questions. One is if we accept the tender offer, is there some kind of confirmation we’ll get back to know it went through? There was no electronic mishap.

Mark Abrahams: Yes. So you will immediately get a confirmation that you accepted. And it’ll actually ask you to print it out for your records.

Unidentified Audience Member: Okay. And then the second question is the tender—the options with the S, we don’t—we can’t exercise until the tender offer’s over, which is the June 29th. Does that mean on June 30th when we log into eTrade those options would be repriced?

Mark Abrahams: Yes.

Lisa Turbis: Actually, June 29th is a Saturday. So it won’t be until the Monday. The next trading day will be July 2nd. And, yes, absolutely you will see them as repriced.

Unidentified Audience Member: So then people that are part of the blackout, if they participate in this tender offer, they wouldn’t be able to do anything with those options until after the next blackout period.

Mark Abrahams: Correct. The normal blackout periods, unfortunately, apply.

Unidentified Audience Member: Okay. Thank you.

Unidentified Audience Member: Yeah, my situation is that I’m retiring this Friday, and I do have one set of vested stock options that vested on May 15th or May 14th. And I’ve—so I’ve—I don’t know what. Is the tax penalty because of the things that Autodesk has done?

Mark Abrahams: So let me respond to that. So with respect to your instance, the tax laws are pretty complex. They’re special rules. And you will, if you have not already, receive some separate communication addressing that.

Unidentified Audience Member: Okay. And that communication will come from—?

Mark Abrahams: Autodesk.

Unidentified Audience Member: Okay. I haven’t received that yet.

Gary Kaplan: Congratulations, by the way.

Unidentified Audience Member: Hi. I just—you said there’s nothing that we need to do for the options that were exercised in 2006. And I was just wondering if we’ll be getting any paperwork, like a restated W-2 or restated—I mean, there’s nothing we do. But how do we know it’s taken care of so—?

Mark Abrahams: So under the IRS program, Autodesk is required to communicate that we have participated and we have made the cash payment on your behalf. You will, if you haven’t already, receive final communication that that has been done for your records. No. Correct. There’s a question up here, too, so.

Unidentified Audience Member: I am aware of a coworker who is on sabbatical and will not be getting back until after June 29th. So I’m curious how you guys are handling that.

Mark Abrahams: So HR Group is contacting people specifically that are on sabbatical or vacation.

Unidentified Audience Member: If the SEC did extend the deadline past June 29th and your employment ended a week later, would you still be eligible?

Alison Wright: You have to be an employee on the last day of the tender offer. So if it’s extended by a week, you’ll have to be an employee as of the date that it actually does close. And just to be clear, we don’t anticipate that the period of the offering would be extended.

Unidentified Audience Member: If it was, when would we know?

Lisa Turbis: We would send out a notification. At the latest, we would send out the notification the day after it is scheduled to close.

Unidentified Audience Member: If you do extend the deadline, will that continue to lock us out?

Mark Abrahams: Yes.

Unidentified Audience Member: Okay. Another question is so why do we have to wait until January 2008 for our cash payment?

Mark Abrahams: The IRS rules require it. Sometimes the IRS rules aren’t necessarily intuitive. But basically, it’s a rule.

Alison Wright: So it’s part of the transition rule that allows Autodesk to amend the option. One of the rules that is associated with that is that no cash payment can be made in the calendar year in which the option is amended. So that pushes the payment out. And the very earliest is the first part of January 2008.

Unidentified Audience Member: This is a quick question. And if it’s not a quick answer, just ignore it. But I was just curious how the 20% penalty federal and state came about in the first place to the employee?

Alison Wright: It’s a new tax law that went into effect a couple of years ago. We’re only now just learning the true ramifications of the rule. The final regulations were published last month. It is a law that was intended to curb perceived excesses at companies like Enron. In fact, a good portion of the law was adopted in direct response to compensation issues that arose at Enron, none of which, interestingly, had to do with stock options. But stock options were picked up as part of these new tax rules, really much to everyone’s surprise, I think, originally. And that’s how we ended up with these rules on discounted stock options.

Unidentified Audience Member: I might’ve missed this at the very beginning, but options exercised in 2005.

Alison Wright: Options exercised in 2005 were covered by one of the transition rules from the IRS. And there’s no negative tax consequence to the employee with respect to those options.

Unidentified Audience Member: Even if they vested in 2005.

Alison Wright: Even if they vested in 2005. That’s right. They were covered by a different transition rule.

Unidentified Audience Member: (inaudible question—microphone inaccessible)

Alison Wright: Yes, the importance of January 1, 2005, is that’s the effective date of the new tax rule that imposed the penalties on discounted stock options.

Unidentified Audience Member: So my question is if—I just want to try to understand when this goes into effect. If I actually exercised some stock options, say yesterday, would they be considered as exercised options instead of unexercised options?

Alison Wright: Yes. For purposes of participating in the tender offer, only unexercised options are eligible. And we determine unexercised that they have to be unexercised on the last day of the tender offer.

Unidentified Audience Member: What if they were unexercised three days ago and I exercised them three days go? What would that—where would those fall?

Lisa Turbis: You actually weren’t able to. Today is the first day that you’ve been able to trade. Today is, yes, the first day of the tender offer. And any shares that are unexercised and that are subject to the tender offer need to remain unexercised until the close of the tender offer. And if you have multiple grants, where let’s say you have multiple grants that are discounted, you can’t exercise any of the shares in those grants because it will disqualify the rest of the grants. It’s an all or nothing proposition.

Unidentified Audience Member: Okay. Thanks.

Mark Abrahams: So just to reiterate, you could not trade until 5:00 a.m. this morning. And so the only possibility would’ve been if you traded this morning before this presentation.

Unidentified Audience Member: I want to go to your site to double check this. But I received an email saying that none of my options were affected. And yet, I know that I had some that vested back in May. Are you aware of options that were vesting in this time frame that are not affected?

Mark Abrahams: Well, what you’ve got to remember, too, is the rules are very, very convoluted. We believe that everything is correct. However, to be absolutely sure, it would be great if you could just send that question in the—if you go to the email, there’s a general options question. And we’ll get back to you because we want to make sure that there are no issues. But we believe—we hope there aren’t.

Lisa Turbis: But your question, more specifically I think is yes. There are several people who hold vested options that are not the subject of the tender offer. Those options are not discounted and are not subject to the tender offer. The majority of Autodesk employees hold options that were not discounted. There’s just a pool of those who do hold those. And that’s what we’re addressing here today.

Unidentified Audience Member: I had a question about your change to 2006 taxes basically. Doesn’t that constitute a change in our income and our taxes for 2006? And wouldn’t we need an amended tax form?

Mark Abrahams: And the answer to that is no. By virtue of this IRS program, everything is done in your behalf. And so you really don’t need to do anything. Your taxes as filed is correct.

Unidentified Audience Member: I’m assuming that the tax on the cash payment would be analogous to the tax that would be on a bonus.

Alison Wright: That’s exactly correct.

Unidentified Audience Member: That’s correct. Thank you.

Unidentified Audience Member: Are there any retroactive tax implications, either accepting this or not, because you mentioned that the penalty and some of the other things, that annual tax on unexercised, the tax law went into effect in 2005? So are there any retroactive stuff that we have to be aware of?

Alison Wright: There is one retroactive tax consequence if you elect to not participate or you reject the tender offer. If you reject the tender offer and if you held a discounted stock option that was vested in 2006—unexercised but vested—then you would be required to file an amended 2006 tax return to take into account the fact that the discounted option was vested in 2006 and the penalty tax would apply to that option. The reason that you didn’t have to report that on your 2006 tax return now is that we’re still in the IRS transition phase. So if the option is amended in 2007, then there’s no previous tax consequence to that option. If the option is not amended in 2007, then it’s very likely that you would have to go back to 2006 and amend that return. I’m not sure that we have exact specific guidance on that issue from the IRS yet. But that would certainly be what we would anticipate.

Unidentified Audience Member: The first question here mentioned two types of blackouts. One was for the discounted stock. What is that other blackout? Is it now been listed?

Mark Abrahams: So there’s generally a blackout for certain folks that have information that may not be public. And that’s generally a month before until two days after earnings. But I believe that other than that special group, who should know about it, there should be no blackout.

Lisa Turbis: Yeah, if you are a part of a blackout, you would have received an email indicating that you are restricted from trading until a certain date. What we talked about earlier was not necessary a blackout but that we had not—options were not eligible for trading because the company was not current with its SEC filings. As of last night, we filed our SEC documentation. So today, the shares—the options are now free to trade.

Unidentified Audience Member: And a quick question, what is the overall liability of Autodesk based on the compensation that they’re offering employees, the tax compensation?

Lisa Turbis: Everything is documented in the tender offer prospectus itself. It’s filed. And there’s a link for it on the tender offer website on the left hand menu.

Unidentified Audience Member: And so the monetary liability, does that affect our profitability?

Lisa Turbis: I think it’s all outlined in the prospectus itself.

Unidentified Audience Member: Just a couple questions—I was looking for the definition of fair market value, the close price, right? The stock close price on the day of the grant?

Alison Wright: Yes, fair market value would be defined in your stock option documents. And it’s the closing price on the date of grant.

Unidentified Audience Member: And the second question I had was on the interest date, what date is that?

Alison Wright: The interest payment, it’s calculated—

Unidentified Audience Member: What day does it start on?

Alison Wright: Well, I think it will start on June 29th.

Mark Abrahams: Basically, the purpose of that is to say to you that since you don’t have access to that cash, we’re going to pay you interest on it until we can pay it to you. So presumably, once the closing of the tender takes place, the interest would start running. We’ll basically put that in an investment account.

Unidentified Audience Member: Will we receive some notification on the 29th or 30th that the tender offer period has in fact closed?

Lisa Turbis: Yes. I do have a couple of questions from the web. One is do you have to be an employee in January 2008 to receive the cash payment. And the answer is no. But you do have to be an employee on the last day of the tender offer in order to participate and to receive that cash payment. Secondly, is the new price based on the fair market value of the time that the stocks were granted? I think what this person’s getting at is how was the new date calculated for the pricing of the option. And all of that is detailed in our 10-K that’s available on the left hand link of the web.

Do we have any phone questions?

+++q-and-a

Operator: Yes, we have a question from the line of [Hemet James]. Please proceed, Mr. James. Mr. Hemet James, your line is open. You may ask your question. We have a question from [Larry Peck].

Larry Peck: Hello. This is (inaudible). The first question was employees who have left the company obviously don’t get the tender at all. So are they subject to the tax (inaudible) 2006? (inaudible)

Lisa Turbis: Former employees actually will receive a separate communication. We have posted information on a website that’s accessible only to former employees. And they have received a letter by mail as well.

Larry Peck: Okay. The second question (inaudible) for the 2006 for the penalty tax. Will we receive that as income in our payroll sometime (inaudible) cover that tax implication? How will that be apparent (inaudible)? So what’s the penalty tax income on our W-2 or payroll coming up soon?

Mark Abrahams: So on the 2006, you will not see anything on your W-2. Everything, including the (inaudible) have been taken care of via the IRS program or California program.

Larry Peck: Okay.

Lisa Turbis: Any additional questions from the phone?

Operator: There are no further questions on the phone at this time.

Unidentified Audience Member: I’m just curious what was the average discount? Like in the example, it was $1.

Lisa Turbis: The range is actually quite broad. I think it’s about $0.02 up to about $3.70. If there are no further questions, then we’ll end discussion.

Mark Abrahams: Thank you.